August 14, 2018

James E. Brown
Chief Executive Officer
Durect Corporation
10260 Bubb Road
Cupertino, CA 95014

       Re: Durect Corporation
           Registration Statement on Form S-3
           Filed August 2, 2018
           File No. 333-226518

Dear Mr. Brown:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed on August 2, 2018

Incorporation of Certain Documents by Reference, page 25

1. Please incorporate by reference your registration statement on Form 8-A filed September
       22, 2000, as amended. Please also incorporate by reference your current report on Form 8-
       K filed August 6, 2018. Refer to Item 12(a) of Form S-3 and Securities Act Forms,
       Compliance and Disclosure Interpretations Question 123.05.
 James E. Brown
Durect Corporation
August 14, 2018
Page 2
General

2. We note that you have two pending requests for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment requests.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                            Sincerely,
FirstName LastNameJames E. Brown
                                                            Division of
Corporation Finance
Comapany NameDurect Corporation
                                                            Office of
Healthcare & Insurance
August 14, 2018 Page 2
cc:       Alfredo B.D. Silva, Esq.
FirstName LastName